SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: March 28, 2024

List of Materials

Documents attached hereto:

i) Press release: Partial Revision of “Announcement of Decision Regarding Company Split (Small-scale Company Split) from Sony Group Corporation into Sony Thermo Technology Inc.”

March 28, 2024

Sony Group Corporation

Partial Revision of “Announcement of Decision Regarding Company Split (Small-scale Company Split) from Sony Group Corporation into Sony Thermo Technology Inc.”

Sony Group Corporation hereby announces that there was a misstatement in a part of the “Announcement of Decision Regarding Company Split (Small-scale Company Split) from Sony Group Corporation into Sony Thermo Technology Inc.” announced as of January 16, 2024, and partially revises the announcement as set forth below.

The revised part is underlined.

[Before revision]

3.	Summary of both parties (unless otherwise noted, the numbers and information shown below are as of March 31, 2023 for SGC (see Note 1 below) and as of October 2, 2023 for STTI)

(4)	Assets and liabilities to be succeeded upon the Company Split (as of March 31, 2023)

	Assets:	¥ 132 million
	Liabilities:	¥ 0

[After revision]

3.	Summary of both parties (unless otherwise noted, the numbers and information shown below are as of March 31, 2023 for SGC (see Note 1 below) and as of October 2, 2023 for STTI)

(4)	Assets and liabilities to be succeeded upon the Company Split (as of March 31, 2023)

	Assets:	¥ 138 million
	Liabilities:	¥ 0

End of document